Exhibit 99.2

a healthy

CORPORATE RESPONSIBILITY REPORT 2007 approach

to life

about

the report

The Report

For several years, we have included a summary of our Corporate Responsibility (CR) activities in our Annual Report. Given the growing interest of our stakeholders in this subject and the fact that CR is one of the three pillars of our business strategy, we are now producing our first separate CR report.

We are committed to publishing subsequent issues taking into consideration the input of our stakeholders to determine the frequency.

Reporting Year

All information in the report refers to our performance and activities during the calendar year of 2007, unless otherwise stated.

Scope

This report covers our CR performance for the Group, including its individual operating companies. All information in the report refers to Delhaize Group as a whole, unless otherwise stated.

Economic Performance

We refer to our Annual Report as the appropriate reporting document for our financial performance. In this report, the dollar sign ($) refers to U.S. dollars.

Report Structure and Materiality

The report is structured around the three themes: “Products”, “People” and “Planet”. As an international retail company, we deal with an extensive and evolving set of issues. In this report, we cover only those issues that we believe are most material to our business and our stakeholder community. Within the three themes of the report, we focus on the following priorities: food safety and health, associate development and energy conservation.

We plan to continue to monitor existing and emerging issues and engage in dialogues on these issues with our stakeholders around the world.

Global Reporting Initiative

We used the GRI Standard Disclosures and Reporting Principles (version 3) as a reference in determining relevant content and metrics for this report. GRI sets out a standardized framework of principles and indicators that organizations can use to measure and report their economic, environmental and social performance. More information can be found on www.globalreporting.org. We have included a GRI cross-reference table on p. 50-51 to help readers find GRI-related content and data.

Information Integrity

Delhaize Group’s management is responsible for the preparation and integrity of the information of this report. We believe this CR report fairly represents our CR performance during 2007. However, there is no independent external verification of this report. We plan to integrate independent assurance in the future.

External Advisors

Business for Social Responsibility (BSR), a non-profit business association that works with corporations and stakeholders to create a more just and sustainable global economy, has advised Delhaize Group on report content and metrics during the creation of this report. Delhaize Group has been a BSR member company since 2007.

Feedback

To help us improve and evolve our CR reporting and strategy, we plan to conduct comprehensive and constructive discussions with our stakeholders. In the meantime, if you have any feedback or questions on this report, please contact us at corporate-responsibility@delhaizegroup.com.

table of

contents

About the report

02 About Delhaize Group

04 Letter from the Chairman and the CEO

06 Our CR performance at a glance

Our CR Performance

10 healthier products

Promoting healthy eating Ensuring rigorous food safety Sourcing responsibly

22 healthier people

Enriching the health of our associates and communities Embracing diversity, developing talent Helping the disadvantaged

34 healthier planet

Powering ahead with energy conservation Reducing greenhouse gas emissions Wasting less, recycling more

Appendices

46 CR approach

47 CR governance

48 Corporate governance

49 BSR review statement

50 GRI cross-reference table

52 Glossary

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 1

about

Delhaize Gro

Delhaize Group is an international food retailer with

revenues of more than €19 billion and 2,545 stores in

seven countries in the U.S., Europe and Asia.

Established in 1867, the Group employs 137,800 associates

and is headquartered in Belgium.

The Group’s strategy is to:

Generate strong and profitable revenue growth;

Pursue best-in-class execution;

Operate as a corporate citizen, acting responsibly towards

all the Group’s stakeholders.

Delhaize Group is listed on Euronext Brussels

(ticker symbol: DELG) and the New York Stock

Exchange (ticker symbol: DEG).

Stores by Region Revenues by Region

61.7% 69.9%

29.0% 23.0%

6.2% 6.2%

3.1% 0.9%

Total Stores: Total Revenues:

2,545 € 19.0 billion

U.S.

Belgium For further information, including our latest Annual Report,

Greece visit our website, www.delhaizegroup.com.

Rest of the World

(Romania, Indonesia;

previously referred to as

“Emerging Markets”)

2	/ DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

We have leading positions up in food retailing in key markets

Asia

U.S.

Europe

ME BE VT LU

NH NY MA

RO PA

WV MD KY VA

DE

GR TN NC

SC GA

FL

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 3

naturally

Letter from the Chairman and the CEO cari

Georges Jacobs,

Chairman of the Board of Directors

This is Delhaize Group’s first Corporate Responsibility report, but it is by no means the first time we have stepped into this arena. For more than 100 years, our Company’s strong financial performance has been complemented and supported by our engagement in a wide variety of practical, everyday initiatives that have contributed to the personal and social health of our customers, associates and the communities in which we operate.

Some of these activities are at the leading edge of their fields. Our energy conservation program, which has earned us substantially more Energy Stars than any other retailer in the U.S., is just one example. We are also Belgium’s largest user of renewable energy and in Greece we established Europe’s first independent recycling facility more than 30 years ago. Our Guiding Stars nutritional information system has been equally pioneering, providing millions of customers in the U.S. with a simple but effective way to enjoy a healthy, balanced diet. In fact, across the Group, from the U.S. and Belgium to Greece, Romania and Indonesia, we have hundreds of initiatives that come under the umbrella of Corporate Responsibility. These range from “farm-to-fork” food safety protocols and professional development programs for our 138,000 associates, to in-store dieticians and regular donations of food to those in need. However, we have never really thought of these activities as “Corporate Responsibility” – they are simply a natural expression of who we are and who we have always been. They have sprung organically from our deeply ingrained social values.

These values can be traced back to the origins of our operating companies. Each of these companies started as a small, family-owned business. They flourished by taking a long-term perspective – by protecting and nurturing the health and well-being of their customers, associates, suppliers and the communities in which they operated. It was not a “business model”, it was a mutually beneficial relationship underpinned by care and respect for everyone in the local community.

These values are still very much alive in our Group. They define us and lie at the heart of our success. This is why operating as a responsible company is one of the three key pillars of our strategy, alongside generating profitable revenue growth and pursuing best-in-class execution.

First Corporate Responsibility Report

Our primary goal in producing this first Corporate Responsibility report is to inspire our associates to an even deeper engagement in delivering on our commitment to Corporate Responsibility. This is the first time we have showcased the full breadth and depth of our Corporate Responsibility credentials. Our associates have a lot to be proud of and we congratulate them all for their achievements; this is entirely a team effort and everyone is involved.

Even though we have many points of excellence across the Group, we recognize that we can do better. To help us and our stakeholders monitor our progress, we are developing group-wide key performance indicators (KPIs) for the most material Corporate Responsibility issues related to our business. These KPIs are discussed in greater detail throughout the report.

4	/ DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Ng

“We’ve never really thought of these activities as “Corporate Responsibility” – they are simply a natural expression of who we are.”

three Strategic Priorities

Within each of our three core fields of Corporate Responsibility—products, people and planet—we have identified a strategic priority where the Group wants to excel and where we believe we can make a significant contribution to the personal and socio-economic health of our stakeholders.

For our products, our top priority is rigorously providing safe and increasingly healthy, high-quality foods at affordable prices. Food safety, of course, is a non-negotiable priority. A healthy, balanced diet is becoming equally important for our customers, especially as populations in our markets age and the costs of health care rise. We also recognize there is a need to strengthen our supply chain to ensure our suppliers meet our ethical standards. This is not an easy task, as other retailers have discovered, but we are committed to making significant progress.

For our people, our priority is personal and professional development through a broad spectrum of initiatives, including training, with a particular focus on health and wellness. All our companies already run health programs, and some are truly exceptional. Hannaford, for example, was the only retailer and one of only eight U.S. companies in 2007 to win the highest platinum honors in the prestigious Best Employers for Healthy Lifestyles awards.

For our planet, our main environmental priority is energy conservation. Energy accounts for up to 10% of our stores’ operating costs. By reducing our consumption of energy and using more renewable alternatives, we will not only contribute to the fight against climate change but also generate additional savings to fuel the growth of our business.

Maintaining our strong local connections and identities is critical to our customers and to our success. As a result, our Group strategy does not provide a prescriptive list of actions for our operating companies. Instead we give our companies the flexibility to bring our three priorities to life in the most appropriate way for their customers, associates and communities.

Progress Rooted in Care and Respect

Delhaize Group will continue to strengthen and sustain its deeply rooted corporate citizenship credentials in the coming years, driven by the deep sense of care and respect we have for our customers, each other and the communities we serve.

These time-honored attributes stem from long-standing values that have been at the heart of the Group for more than 100 years. In the meantime, our associates and partners should take pride in the extraordinary accomplishments they have all achieved so far, and use these as inspiration to make even greater progress.

We thank all of them.

Pierre-Olivier Beckers,

President and Chief Executive Officer

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 5

our CR performance

at a glance

Priority

Focus

Challenges Initiatives Achievements

Commitments

COMMITMENT

products

Safe, healthy food at affordable prices.

Aging populations and rising health costs are making food safety and a healthy balanced diet more important for consumers than ever before; Rising commodity and fuel prices, coupled with an economic downturn, are placing intense pressure on consumers’ budgets.

Offer a high proportion of fresh and nutritious products at competitive, affordable prices; Provide simple and accessible nutritional advice to enable consumers to enjoy a healthy balanced diet.

Continued roll-out and positive impact of our Guiding Stars nutritional navigation system; A relatively high percentage (25%) of our offering consists of fresh meat, seafood, produce, deli/bakery and dairy products; Increased our three-tier private label assortment, including low-cost ranges such as Smart Options and 365; Expanded the reach of our private label natural and organic assortments; At Food Lion more than 62,000 associates were trained in food safety.

Independently benchmark our stores’ food safety programs across the Group against industry standards; Report on increased visibility to social aspects of our supply chain.

6	/ DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

people

Associate development.

Our ability to deliver a high-quality service and growth depends on the health, motivation and professional skills of our 138,000 associates; Competition for talent within the retail food sector is intense.

Focus on developing the health and well-being of our associates through training, health programs and other initiatives; Foster a diverse and inclusive culture that creates long-term career opportunities for all associates.

Hannaford was the only U.S. retailer to win Platinum honors in the National Business Group on Health’s

Best Employers for Healthy Lifestyles in 2007; Delhaize Group won the 2007 Champion of Diversity Award;

Nearly 45% of our associates were involved in one or more of our training programs in 2007, receiving 19 hours of training per person on average; More than 13,000 of our associates, about 10% of our workforce, were promoted during 2007.

Conduct a worldwide associate engagement survey in 2008; Deploy our Delhaize Group leadership competency model to attract, develop and retain the best leaders in the industry.

planet

Energy conservation.

The world’s growing use of fossil fuels is contributing to global warming and undermining the sustainability of the food chain; Energy costs, which account for up to 10% of Delhaize Group’s operating costs, are rising.

Reduce energy consumption and increase energy efficiency; Where financially feasible, switch to renewable energy sources, such as hydro-electric, wind and solar power.

725 Food Lion stores have Energy Star status – accounting for more than half of all Energy Star grocery stores in the U.S. Energy Star stores use 35% less energy than the average grocery store; Biggest user of renewable energy in Belgium; Piloting wind power, biofuels and solar “photovoltaic” shop fronts and rooftops; Building the world’s first retail store designed to meet platinum LEED certification.

Achieve Energy Star status at an additional 100 Food Lion stores by the end of 2009; Reduce our energy consumption in Belgium by a further 35% by 2020.

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 7

healt

products Promoting healthy eating

Ensuring rigorous food safety

Sourcing responsibly

people

8	/ DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

hier

Enriching the health of our associates and communities Embracing diversity, developing talent Helping the disadvantaged planet Powering ahead with energy conservation Reducing greenhouse gas emissions Wasting less, recycling more

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 9

produc healthier

Focus

Promoting healthy eating

10 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

ts

Ensuring rigorous food safety

Sourcing responsibly

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 11

healthier products

Promoting healthy eating

Aging populations and the rising cost of medical care have made healthy foods more critical than ever before. Our pioneering Guiding Stars system is one way we are encouraging people to eat healthier.

We also have nutritional campaigns, initiatives to combat obesity and, of course, a wide selection of fresh and specialty products, providing all the ingredients needed for a balanced diet.

Alfa-Beta’s magazine NutriLife typifies our companies’ determination to provide customers with simple nutritional information.

Novel Nutritional Navigation

Our Guiding Stars nutritional navigation system has sparked a surge in demand for healthier food, plus attracted the interest of many other retailers.

Introduced by Hannaford in September 2006, Guiding Stars enables customers to identify the relative nutritional value of foods quickly and easily through a simple star-rating system. Foods with one star offer good nutritional value, while those with three stars offer the best nutritional value. Products with no stars are not necessarily unhealthy as part of a balanced diet but offer relatively few nutritional benefits on their own. The number of stars that each food is awarded is calculated using a proprietary formula developed by an independent panel of scientists, based on U.S. government nutritional guidelines. Products gain points for vitamins, minerals, whole grains and dietary fiber, and lose points for trans fats, saturated fats, salt and sugar.

“Research has consistently demonstrated that customers want a nutritionally balanced diet but they often don’t have the time or knowledge to make sense of the ingredients on manufacturers’ labels,” says Ron Hodge, President and CEO of Hannaford. “We’re doing this job for them.” Hannaford has applied the Guiding Stars rating system to all its products (1) in each of its 165 stores, with 26% earning at least one star. Some categories of foods have a much higher proportion of stars. Eight out of ten baby foods, for example, have at least one star, while all fruits and vegetables have at least two stars. The ratings appear on shelf tags and various other points around Hannaford’s stores, as well as on its web site.

The system seems to be working. Recent research has not only shown that more than 80% of customers are aware of Guiding Stars, but also revealed a marked increase in demand for star-rated products, with some starred foods selling three to four times as fast as products without any stars. For example, sales

(1) Products not rated by Guiding Stars include those with 5 calories or less per serving as they are not considered a significant source of nutrition.

12 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Key Performance Indicator

26%

26% of products sold by Hannaford are rated with at least one nutritional

Guiding Star.

Packaged for Performance

Delhaize Belgium has started to use a standardized nutritional information system on the packaging of its private label products, based on guidelines defined by the CIAA, the European Federation of Foods and Drink Industries.

The system expresses the amount of nutrients in each food as a percentage of so-called GDAs (Guideline Daily Amount). The company plans to apply these

COMMITMENT

guidelines to all its private label products by 2010, making it a frontrunner among retailers for the implementation of these guidelines.

Delhaize Belgium was the first company in Belgium to promote the nutritional concept of the “food pyramid” in a clear and simple way.

of starred beef, which contains no more than 10% fat, rose by 7% while demand for unstarred beef declined by 3%. Starred packaged foods, such as cereals and pastas, also sold twice as fast as unstarred alternatives.

Hannaford is preparing to license Guiding Stars to other food retailers, following strong interest in the system, and has established a separate company to do this. “With obesity and related diseases continuing to be a serious problem, Hannaford is committed to being a part of the broader public health solution,” says Ron Hodge.

In 2007, Sweetbay introduced Guiding Stars at its 106 supermarkets. Food Lion has rolled out the system at its Bloom stores and plans to introduce it at all its stores by the end of 2008. Delhaize Belgium is considering launching Guiding Stars in the future.

Encouraging a Balanced Diet

Every food is good for you provided it’s part of a nutritionally balanced diet. To help our customers strike the right balance, we offer a broad range of printed and online nutritional information based on the concept of the “food pyramid”.

The “food pyramid” is a well-known framework for healthy eating that sets out the types and proportion of foods required for a nutritionally balanced daily diet. This includes eating five portions of fruit and vegetables and three types of dairy products each day, among other recommendations. Delhaize Belgium was the first supermarket in Belgium to promote the “food pyramid” in a clear and simple way, while Mega Image was the first supermarket in Romania to highlight the 5-a-day healthy eating concept.

Alfa-Beta’s magazine NutriLife and online healthy eating suggestions typify our companies’ determination to provide customers with simple and easily accessible nutritional information. Devised in conjunction with leading dieticians, Alfa-Beta’s magazine, web site and leaflets provide healthy recipes with a Mediterranean accent and lots of tips and tools to help customers make informed choices. The web site, for example, has a special Nutrition and Wellness section including a calorie counter and advice on how to find vitamin-rich products. Similar initiatives have been introduced at our other companies. Hannaford now applies Guiding Star nutritional ratings to all its online recipes, while Delhaize Belgium offers nine downloadable guides to healthy eating covering subjects like vegetables, salt and, of course, the “food pyramid”.

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 13

healthier products

Promoting healthy eating

Qualified nutritionists answer customers’ dietary questions and guide them towards healthier choices.

Ask Our In-Store Nutritionists

Many of our stores regularly bring in qualified nutritionists to answer customers’ dietary questions and guide them towards healthier choices.

Food Lion, for example, hosts periodic events in which nutritionists assist diabetic customers with locating diabetic-friendly foods, while Hannaford presents free Healthy Living classes at its stores throughout the year, taught by registered or certified dieticians. Class topics have ranged from Eating for Healthy Blood Sugars to Prenatal Nutrition.

Sweetbay offers Healthy Snack tours to school children and has an interactive “Ask the Nutritionist” section on its web site. Delhaize Belgium also launched a series of Healthy Strolls at 60 of its stores in 2007, with dieticians on hand to explain the core principles of healthy eating as customers toured the stores.

Fresh and Affordable

Fresh foods generally contain more nutrients than processed equivalents. Around 25% of our foods are fresh. Better still, we keep our products as affordable as possible so as many people as possible can enjoy their benefits.

To ensure our foods are as fresh as possible, we’re shortening our supply chain through major logistical initiatives and by sourcing locally, where possible. Food Lion, for example, has halved its average delivery time from four of its distribution centers through organizational improvements. Delhaize Belgium and Alfa-Beta in Greece are developing new distribution centers for their fresh foods.

We’ve also been systematically sharpening our prices since 2005, most recently at Delhaize Belgium and Sweetbay. “With rising energy prices and other pressures on families’ budgets, affordability is more important for our customers than ever before,” says Meg Ham, Senior Vice President of Retail Operations at Food Lion. “In line with our history, Food Lion continues to ensure that we remain a low price leader.”

Mega Image launched the first private label organic range in Romania.

Low-cost ranges, such as 365 in Europe and Indonesia, play an important role in enabling consumers to enjoy affordable products.

Alfa-Beta developed its Back to Greek Nature assortment of natural products.

14 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Hannaford’s Nature’s Place choice of natural and organic food now includes 3,500 items.

Additional Information

Our Assortment

Average %

Food 46-69%

Fresh food 25%

Fruit & vegetables 3.5%

Organic 4%

Our three-tier private label assortment, which includes low-cost products such as Smart Options in the U.S. and 365 in Europe and Indonesia, has played an especially important role in enabling consumers to enjoy affordable products. “Our Delhaize private label foods, which account for almost 50% of our sales in Belgium, are typically up to 15% less expensive than comparable national brands”, says Mark Verleye, Senior Vice President Retail Operations at Delhaize Belgium. “Our 365 range has proved extremely popular in Belgium. In the first quarter of 2008, 365 product sales were 24% higher than in the first quarter of 2007.”

Naturally Healthy and Organic Products

We’ve expanded our assortment of natural and organic foods across the Group. In Belgium, our sales account for one third of all organic products sold in the country.

Here are just a few of the advances we made with our natural and organic assortment during 2007: Delhaize Belgium expanded its Bio range of organic products to 675 items (3% of its total assortment), while Mega Image launched the Bio range in Romania – the first private label selection of organic products in the country; Hannaford became the only major supermarket chain in the northeastern U.S. to obtain the Organic Retailer Certification from Quality Assurance International.

Certified organic vegetables, meats and other products must be grown without synthetic pesticides, chemical fertilizers, and livestock must not be given antibiotics or growth hormones. Hannaford’s Nature’s Place choice of natural and organic food now includes 3,500 items – roughly 10% of all products sold in the company’s supermarkets;

Food Lion started to roll out its Nature’s Place assortment and will launch a Healthy Accents health and beauty care range in 2008. In Florida, Sweetbay increased its selection of natural foods with an emphasis on products that appeal to the state’s growing Hispanic community; Super Indo introduced organic vegetables into its Indonesian stores; Alfa-Beta developed its Back to Greek Nature assortment of natural products, underlining our commitment to locally produced and inspired foods. The assortment includes 50 products such as olive oil, honey and pasta.

“Hannaford is committed to being a part of the broader public health solution.”

Ron Hodge, President and CEO of Hannaford

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 15

healthier
products

Promoting healthy eating



Satisfying Special Dietary Needs

Shopping can be tricky for people with diabetes, food intolerances and allergies. So we've made life easier and safer for them by creating special product areas.

It is estimated that around 7% of people in our core markets suffer from diabetes, including 14 million in the U.S., and about 10% have celiac disease, which is a type of gluten intolerance.

Delhaize Belgium, Mega Image and Hannaford have established well-marked sections in their stores with sugar-free products for diabetics and gluten-free foods for customers suffering from celiac disease. Delhaize Belgium has over 200 items in these two categories. Food Lion and Alfa-Beta also sell sugar-free and gluten-free items.

To enable customers to manage their health more cost-effectively in the U.S., where health costs now account for around 16% of GDP, Food Lion, Hannaford and Sweetbay have *Healthy Saver* programs that offer discounted prescription drugs. Under the *Healthy Saver* initiative, customers who pay a small monthly charge can receive generic prescription drugs for just $4 from the companies' in-store pharmacies.


ANANAS GOLD
COSTA-RICA



Our *Healthy Saver* program offers discounted prescription drugs at Food Lion, Sweetbay and Hannaford.


Allergo
Cookies
SANS GLUTEN - GLUTENVRIJ

We have well-marked sections in our stores with sugar-free and gluten-free products.

16 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Teaming up with Stakeholders

At a Group level, we are actively discussing obesity with regulators, manufacturers and other stakeholders. In Europe, for instance, we are involved in the “EU Platform for Action on Diet, Physical Activity and Health”. In 2007, we also became a founding member of the “EU Platform on Alcohol and Health”, which is tackling alcohol abuse.

60

Food Lion conducted more than 60 diabetic food tours of schools in the U.S. in 2007.

Battling the Bulge

We’re helping our customers combat obesity by launching new products and cutting the amount of fat and salt in our private label ready-meals, along with numerous other initiatives.

“The key to success is to have a nutritionally balanced diet and to provide tools and guidance for healthy eating, which we’re heavily promoting”, says Jean van de Put, Director of Quality and Food Safety at Delhaize Belgium.

Additional steps taken by Delhaize Belgium have included launching an innovative Diet-in-the-Box range of low-calorie meals in early 2008. The meals, which are made from 100% natural ingredients, contain less than 400 calories and all have good portions of vegetables.

In 2007, Delhaize Belgium also reduced the amount of fat and salt used in its fresh ready-meals by 70 tons and 10 tons respectively, plus increased the fruit and vegetable content by 60 tons. By the end of 2009, trans fats will be reviewed in all the private label products and, where possible, be reduced or eliminated.

Our companies in the U.S., where obesity is estimated to afflict one-in-three adults and a rapidly growing proportion of children, have been equally active in helping customers and local communities manage their weight more effectively. Food Lion, for example, helped establish the Center for Nutritional Disorders and Obesity at the Duke Children’s Hospital in North Carolina and now runs in-hospital grocery store tours for children attending the Center. The company also conducted over 60 diabetic food tours of schools in South Carolina in 2007; type 2 diabetes is a common symptom of obesity.

Sweetbay, in turn, offers customers free health screenings, including cholesterol tests, while Hannaford supports the Emmy Award-winning FoodPlay theatre company. FoodPlay promotes healthy eating and exercise for children in elementary schools through live shows that combine juggling, music and audience participation.

“The key to success is to point our customers toward nutritionally balanced diets and to provide tools and guidance for healthy eating, both of which we are heavily promoting.”

Jean van de Put, Director of Quality and Food Safety at Delhaize Belgium

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 17

healthier products

Ensuring rigorous food safety

Food safety is a non-negotiable priority. All of our companies have rigorous systems in place to safeguard the integrity of our food, as well as programs to help our customers handle and prepare their food safely.

Additional Information

62,000

More than 62,000 of Food Lion’s associates received entry-level or food safety manager training in 2007, totalling 59,000 hours of training.

Maintaining perishables at proper temperatures is a key element in our quality assurance programs.

(2) Global standard defined by the British Retail Consortium, www.brc.org.uk (3) International Food Standard by a consortium of German and French food retailers, www.food-care.info

Quality and Food Safety from “Farm-to-Fork”

From training our associates to keeping our products at the right temperatures to independently testing our products’ quality, we systematically apply best-in-class standards of quality and safety to our operations, and we expect the same commitment from our suppliers, particularly from those who supply our private label products.

Key measures include:

Adherence to top standards: Our companies adhere to strict internal food safety standards that are either equivalent to or exceed local and international regulations including Global Food Safety Initiative (GFSI) standards, such as the Safe Quality Food (SQF) program, BRC (2) and IFS (3).

Across the supply chain, we’re constantly striving for superior standards. Delhaize Belgium, for instance, is the only food retailer in Belgium to receive ISO9001 certification for its “cold chain”, guaranteeing that a quality management system is in place for maintaining perishables at proper temperatures at distribution centers, in transit and at the company’s stores. Moreover, we have developed our own “farm-to-fork” standards for meats and other products so that we can be sure that our suppliers are as heavily committed to safety and quality as we are. Delhaize Belgium, for example, was the first company in Belgium to require all its egg suppliers to vaccinate their egg-laying hens against salmonella – this is now the national standard.

On average, nearly 60% of the Group’s private label suppliers are audited for food safety, rising to more than 80% at Delhaize Belgium. Our goal is to independently audit all private label suppliers.

To ensure we respond rapidly to any new standards and safety regulations and that these are in the customers’ best interests, we also maintain a frequent and open dialogue with national

18 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Additional Information

111 93,000

In 2007, there were 111* private label We distributed 93,000 guides to safe product recalls across Delhaize Group; food handling to associates across

23 were for food safety reasons. In the Group during 2007.

2007, we sold more than 10 billion

branded and private label products.

*	excluding Mega Image

regulators, such as the Food and Drug Administration (FDA) in the U.S., as well as other stakeholder groups.

Group-wide training: Supported by dedicated quality and safety teams at each of our companies, our store associates receive regular training on food safety. The training covers issues such as personal hygiene, cleaning and disinfection, cross-contamination risks and shelf-life management. Overall, 62,700 associates received entry-level or food safety manager certification training at Food Lion in 2007, representing 59,000 training hours. In 2007, we distributed a guide to safe food handling to 93,000 store associates across the Group.

Specialized training is also provided. Food Lion, for example, conducts food allergy education programs for its associates and customers, including training for deli managers and a seminar for corporate associates.

Product testing: Thousands of our fresh, perishable and private label products are tested each year by third-party laboratories for key indicators of quality and safety. Delhaize Belgium alone submitted over 800 products for testing in 2007.

Critical control systems: All our companies use Hazard Analysis and Critical Control Point (HACCP) systems to monitor and manage food safety at key food safety points along the supply chain, from production to distribution and in-store handling and displays. In Greece, Alfa-Beta is the only supermarket group to have certified HACCP systems.

Store performance: We decided to score our stores’ food safety performance across our industry.

In the future, an independent food safety consultant will benchmark our store food safety programs group-wide against industry standards. COMMITMENT

Rapid product recall systems: We sold more than 10 billion branded and private label items in 2007. Inevitably there will be occasional problems with some of these items. During 2007, we had 111 private label food product recalls of which 23 were recalled for food safety reasons. Advanced systems, including smart so 23 ware and online customer alerts, are in place so we can recall products as soon as we are aware of any problems.

Emergency plans: Our companies have developed contingency plans for responding to potential pandemics, such as an outbreak of avian flu. All of our companies stock personal protective equipment for our associates and, at Food Lion, the company has run scenario exercises for executives.

All our companies use HACCP systems to monitor and manage food safety from production to distribution.

Smart Help for Customers

Providing customers with free thermometers and advice on how to maintain and handle their food safely at home are some of the ways we are helping them avoid food-related illnesses.

According to numerous studies, around one-in-four people in developed countries suffer from some form of food-related disorder each year, often caused by inappropriate food handling or preparation. Chilled foods such as poultry or ground meat can be especially dangerous if they are not kept at temperatures below 4°C/39°F.

To enable customers to check that their chilled and frozen foods stay within the ideal temperature zones on the journey home from the supermarket during the summer, Delhaize Belgium offered free thermometers and insulated bags in 2005.

In addition, our three U.S. companies have teamed up with the Partnership for Food Safety

Education and nearly 40 other retailers in the U.S. to promote the four golden rules of food safety, as part of a national Be Food Safe campaign.

The four rules include:

Cleaning hands and surfaces before preparing food; Separating certain foods, especially raw meats, to avoid cross-contamination; Keeping fresh foods chilled below 4°C/39°F; Cooking the foods at sufficiently high temperature.

All of our companies provide information leaflets, online food safety guidance and tips for customers which promote the four golden rules of food safety. For instance, at Food Lion, nearly 200,000 shoppers have opted to receive monthly food safety emails.

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 19

healthier products

Sourcing responsibly

Additional Information

45%

45% of the Group’s 12,000 suppliers are local*. In Belgium and Greece the proportion is as high as 65%.

* We define ‘local’ as the countries in which our companies operate, apart from the U.S, where local means the 16 states in which we operate.

The size and complexity of the global food chain make it challenging to assess whether products are sustainably farmed and whether all suppliers respect the welfare of their workers and livestock. Delhaize Belgium alone has nearly 3,500 suppliers in 39 countries.

We are committed to strengthen the governance of our supply chain and believe that working with our partners, from our suppliers to other retailers and non-profit organizations, is the most effective way to achieve this goal.

Control & Origin at Delhaize Belgium guarantees that our suppliers comply to animal welfare laws.

Hannaford and Food Lion will be working with non-governmental partners to assess and improve the sustainability or our seafood.

Most of our companies sell fair-trade products.

Rising to the Challenge of Sustainable Agriculture

As a major food retailer with a proven long-term perspective, it’s clearly in the interest of our business, our associates and our other stakeholders to promote a sustainable food chain.

There is also mounting scientific and market evidence, such as increasing commodity prices, that the sustainability of the food chain is becoming a major issue, not just for developing countries but for industrialized regions as well.

This isn’t an easy issue to address. At a global level, there are numerous forces at play, most beyond the resources of a single organization or even a single government, from demographic and environmental factors to fiscal policies and consumer

Even at the micro level of a supermarket chain the challenges are daunting. For instance, Delhaize Group’s stores stock more than 50,000 foods, including branded and private label goods, sourced from over 12,000 suppliers in a variety of countries.

With such a complex supply chain, how can we ensure that our foods are farmed in an increasingly sustainable way? We increasingly insist that our private label suppliers farm sustainably. Another solution is to offer products that promote sustainability, such as all organic foods or, more specific, seafood certified by the Marine Stewardship Council.

Hannaford and Food Lion will also be working with non-governmental partners to assess the sustainability of our seafood products in general and develop a strategy for moving forward.

COMMITMENT

20 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Helping to Improve Suppliers' Working Conditions

We've joined forces with nearly 20 of the world's largest retailers to help improve suppliers' working conditions in developing countries. **We intend to report on our progress in 2009.**

COMMITMENT

Delhaize Group is a member of the CIES's Global Social Compliance Program, which brings together the world's leading retailers to work towards a common and transparent code of practice for working conditions in the global supply chain, among other activities.
We have started to develop a plan to assess our suppliers in developing countries and will report our findings in 2009.

In addition, we are joining forces with other organizations. Our active membership of the Food Business Forum at the International Committee of Food Retail Chains (CIES) is a case in point. With more than 400 retailers and manufacturers as members, from 150 countries, CIES brings together companies like Delhaize Group to share knowledge and expertise, as well as develop platforms for standards on issues like food safety and social compliance in the supply chain. Delhaize Group representatives have chaired CIES and its committees.

Providing an Ethical Choice

Many people want to buy "ethically" farmed foods, such as cage-free eggs, but family budgets do not always allow this. Concepts of ethical foods also vary within and between communities. We are doing our best to give customers a growing choice of "fair products" at affordable prices.

Delhaize Belgium's *Control & Origin* labeling system for its beef, poultry and other foods is a case in point. Introduced in 2001, the system provides customers with a guarantee that all *Control & Origin*-labeled products have been farmed in accordance with animal welfare laws. Moreover, all the eggs we sell are produced by uncaged hens, as are our private-label *Nature's Place* eggs, marketed by Food Lion and Hannaford.

Most of our companies also sell fair-trade products. Fair-trade foods guarantee that small farmers in the developing countries who produce these items receive a fair minimum price for their products, enabling them to enjoy a stable and livable income. As a result, these products tend to cost about 10% more than equivalent items from large-scale suppliers.

Delhaize Belgium was one of the first supermarkets in Belgium to sell fair-trade products, starting in 1989. Today, it offers nearly 43 fair-trade foods, certified by Max Havelaar, a member of the Fairtrade Labeling Organization (FLO) and one of Europe's leading players in fair-trade products. Delhaize Belgium has enjoyed particular success with coffee and bananas, aided by an annual Fair Trade Week in all its stores. Food Lion, Hannaford and Sweetbay sell fair-trade products as well.

Promoting Local Suppliers

We're stepping up our drive to source foods locally so we can offer even fresher and more nutritious products, limit our transport costs and inject greater economic vitality into local communities. Currently, approximately 45% of the Group's 12,000 suppliers are local.

"We've been supplying Delhaize for more than 10 years and grown steadily with the company. They really understand small businesses and make you feel a part of the team."

Werner Nies, Culinor

Hannaford will be reinforcing its efforts to recruit more local suppliers in 2008 by launching a new *Close to Home* program. This will include new promotional materials, a local farmers' database for all stores and a network of college students to work on food safety with farmers so that suppliers can meet our high standards. The company already has a locally focused buyer who sources produce from more than 220 local farmers and makes frequent appearances at trade shows to recruit new farmers and encourage the public to buy home-grown products.

Food Lion also sells local produce from the Carolinas in the U.S. in its *Locally Grown* program. In Europe, Alfa-Beta heavily promotes its *Back to Greek Nature* assortment of natural products, while Delhaize Belgium has long-standing relationships with more than 1,500 local suppliers, many very small. To reduce the administrative burdens on its smaller suppliers, Delhaize Belgium has created a streamlined food safety standard for them that focuses on the essential ingredients for rigorous safety without added paperwork – a document that other retailers have adopted for their suppliers.



DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 21

healthier

P

Focus

Enriching the health of our associates and communities

22 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

eople

Embracing diversity, developing talent

Helping the disadvantaged

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 23

healthier people

Enriching the health of our associates and communities

Good health is the bedrock of socially and economically vibrant businesses and communities. At Delhaize Group, we’ve made tangible progress in improving the health of our associates through health plans, risk screenings and countless other initiatives. We also invest heavily in community health programs.

“You have to take a holistic approach—there’s not a single ‘silver bullet’. “

Peter Hayes, Director of Associate Health and Wellness at Hannaford

Platinum-Plated Health Program

An award-winning health and wellness program has helped Hannaford improve the overall health of its associates by 10% on average – at no extra cost.

Launched five years ago, the in-house program provides associates with an integrated package of education, practical support and incentives to improve their health, including on-site nurses at each of the company’s 165 stores and financial rewards for associates who quit smoking and reduce other risky behaviors. The company has also appointed associates as Wellness Ambassadors to promote healthier lifestyles across the organization, along with other initiatives, such as its Lighten Me weight-loss competition.

Moreover, Hannaford has increased the quality of medical care that its associates receive under its health benefit program by focusing its spending on primary care physicians, specialists and hospitals who meet the company’s Providers of Distinction criteria.

“You have to take a holistic approach—there’s not a single ‘silver bullet’”, says Peter Hayes, Director of Associate Health and Wellness at Hannaford. “Above all, you have to provide the right type of care in order to offer value for money.” “The U.S. spends far more on health care than any other country but leading health authorities, such as the Institute of Medicine, estimate that we could spend 50% less by improving both the quality of health care and the health of our citizens.” “that’s exactly what we’re doing at Hannaford. Our health insurance plan, for example, offers similar benefits to our benchmarked Fortune 100 companies yet our associates claim that it offers better value for money and significantly higher quality.”

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Key Performance Indicator

3.3%

The absenteeism rate* in our European companies is 3.3%.

*	We define this rate as the percentage of not worked days on 100 working days

10%

Hannaford’s health program has helped the company’s associates improve their health by 10% on average, measured by cholesterol, weight and other criteria.

More critically, by focusing our spending and introducing numerous in-house initiatives we’ve helped our associates improve their overall health by more than 10%, measured by independently recognized health criteria, such as cholesterol and weight, at no additional cost to the company. Over the last few years, for example, the percentage of Hannaford associates with high cholesterol has fallen from 21% to 13%, while the proportion of smokers has also fallen significantly. These achievements have earned Hannaford Platinum honors in the National Business Group on Health’s Best Employers for Healthy Lifestyles awards for two years running, in 2007 and 2008 – the only U.S. retailer to win this top award.

Just as impressively, the company has made these advances at little additional cost over the last three years, despite an annual average increase in U.S. health costs of approximately 8%. “For the period 2005 to 2007, this equates to a saving of more than $14 million,” says Peter Hayes.

Other companies within the Group have associate health programs as well. Delhaize Belgium, for instance, offers free cardiovascular screenings for its associates, plus free vaccinations for flu and tetanus. The company also provides stress management courses, together with ergonomic advice to help associates reduce the risk of musculoskeletal disorders. Not surprisingly, all our companies heavily promote the importance of eating a safely prepared, nutritionally balanced diet through training, tastings and campaigns, complemented by an emphasis on physical exercise.

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 25

healthier people

Enriching the health of our associates and communities

Delhaize Belgium is working with the Olympic Health Foundation to promote physical activity and healthy eating.

We support numerous programs that encourage people to walk, including the American’s Heart Association’s Heart Walks.

Food Lion sponsors the Tour de Lion annual bike ride in aid of the Children’s Miracle Network hospitals.

Helping to Make Communities Healthier

In addition to a strong focus on nutritional foods in our stores, we support numerous community outreach programs that promote the two cornerstones of a healthy lifestyle – a good diet and physical exercise.

Here’s a selection of some of the community health initiatives we’re involved in: Sweetbay has teamed up with Lee Memorial Health System in Fort Myers, Florida, to support the Biggest Loser weight-loss program. The company is also working with the Family Health Centers of Southwest Florida to provide primarily Hispanic communities with nutritional advice and cardiovascular tests; Food Lion has joined forces with Native American tribes to conduct diabetic food school tours near reservations.

The company also offers nutrition classes in its stores in conjunction with local schools and hospitals, and works with local health organizations on a wellness education program, including advice on how to deal with diabetes. To encourage physical exercise, the company funds several cycling events, including its own Tour de Lion bike ride;

Hannaford is a major sponsor of numerous walks, such as the American Heart Association’s Heart Walks and the American Diabetes Association’s Step Out to Fight Diabetes. It also works with several Healthy Community Coalitions, and holds an annual breast cancer awareness campaign in its stores each year, raising $80,000 in 2007; Delhaize Belgium is working with the Olympic Health Foundation to promote physical exercise and healthy eating, especially to the young. In 2008, the company hosted a sports event for the young, with former Belgian world table tennis champion Jean-Michel Saive, highlighting the need to exercise and eat five portions of fruit and vegetables each day.; In Romania, Mega Image is sponsoring the Romanian Special Olympics Team, which provides training and competitions for athletes with intellectual disabilities.

Designed to promote social inclusion and understanding of people with these disabilities, the annual event attracts around 10,000 Romanian athletes and covers a wide range of sports, from basketball and gymnastics to skiing.

26 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

10,000

Mega Image is sponsoring the Special Olympics, enabling more than 10,000 Romanian athletes with intellectual disabilities to take part in the event.

Additional Information

$27 m

Since 1991, Food Lion has raised $27 million for the Children’s Miracle Network hospitals. Some of this was raised by selling paper balloons.

Food Lion Works Miracles

Food Lion raised more than $3.7 million for Children’s Miracle Network hospitals in 2007 – up 40% on the previous year and bringing the total amount donated since 1991 to $27 million.

Children’s Miracle Network is a non-profit organization that raises funds and awareness for an alliance of 170 children’s hospitals across the U.S., including 29 hospitals in the 11 States in which Food Lion operates. Each year the hospitals treat over 17 million children for a broad spectrum of illnesses, including between 70% and 90% of all children with cancer, cystic fibrosis, sickle cell anemia and pediatric AIDS. For the 29 hospitals supported by Food Lion, the company raised $2.3 million in 2007 by selling Children’s Miracle Network paper balloons in its Food Lion and Bloom stores, while the company’s associates generated an additional $1.4 million through a variety of outside fundraising efforts such as food sales, sporting tournaments and car shows. Every dollar raised is donated to local Children’s Miracle Network hospitals.

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 27

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Embracing diversity, developing talent

Globalization and other forces are making communities much more diverse. We embrace diversity in all its forms, reflected in a major award in the U.S. and the fact that Alfa-Beta has 32 different nationalities in its workforce in Greece. We also invest heavily in the professional and personal development of our associates.

“Embracing associate diversity at work makes good business sense.”

Nicholas Hollanders, Executive Vice President of Human Resources and Organizational Development at Delhaize Group

Diversity Pays Dividends

An array of initiatives across our operations in the U.S. has not only won Delhaize Group the 2008

Champion of Diversity Award from Supermarket News but also placed us in a stronger position to satisfy our customers’ local needs.

“Embracing associate diversity at work, whether it’s different ethnicities, genders or lifestyle choices, isn’t just ethically right, it makes good business sense, especially for a group like Delhaize”, says Nicolas Hollanders, Executive Vice President of Human Resources and Organizational Development at the Group. “Each of our companies operates in very different markets, culturally and socially, from the U.S. and Belgium to Greece, Romania and Indonesia.” “Moreover, the demographic complexity in each of these markets is changing due to globalization, EU enlargement and other factors. Florida and North Carolina, for example, have experienced a significant increase in the size of their Hispanic community.” “Unless we embrace diversity as the positive and creative force it is, we will not be able to understand and respond to our customers. This is particularly important for Delhaize Group – one of our core brand values is our strong local connection.” Sweetbay highlights the Group’s commitment to diversity. The Florida-based company has doubled the proportion of female managers over the last two years and placed a growing emphasis on recruiting Hispanics and African-Americans, among other ethnic groups.

Underpinning these developments is a zero tolerance policy to racism and other forms of unlawful discrimination or harassment.

Food Lion shares Sweetbay’s determination to bring diversity alive in its business. Together with a CEO Diversity and Inclusion Advisory Council, Food Lion has approximately 20 diversity and inclusion groups that every associate can join to provide ongoing feedback, insights and recommendations about diversity management.

28 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Additional Information

33%

33% of Food Lion’s associates come from ethnic minorities, including 19% of the company’s managers.

Additional Information

67%

67% of our associates in Europe are women. In the U.S. the proportion is 49%.

All of our 22 Mega Image stores are managed by women.

Alfa-Beta has 32 different nationalities in its workforce.

We have around 60 people with recognized disabilities among our Greek associates.

Hannaford, which operates in one of the least ethnically diverse regions of the U.S., has focused its inclusiveness efforts on older age groups, women and gays and lesbians. In its staff cafeteria, for example, there are high chairs for toddlers – mothers can bring their children to work when necessary. The company has an especially strong reputation as a positive environment for gay and lesbian employees, a characteristic that has made it the preferred supermarket in the community for these groups.

Empowering the Disabled

Alfa-Beta has become one of Greece’s biggest employers of people with disabilities.

The company has around 60 associates with recognized disabilities, principally movement disorders. “They do a great job,” says Vassilis Stavrou, Alfa-Beta’s Human Resources Director. “Many of them come for a few months to get work experience – we work very closely with local disability agencies – but others have been with us for years.”

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 29

healthier people

Embracing diversity, developing talent

Additional Information

59%

59% of our U.S. associates work part-time, compared with 36% in Europe.

Delhaize Belgium has a Wine Academy that trains associates to be wine experts.

Food Lion currently has more than 5,600 ServSafe food safety certified managers.

Sharpening our Associates’ Skills

Training initiatives such as Food Lion’s Great Customer Experience program are enabling our associates to develop capabilities that they can use within our companies and beyond.

During 2007, nearly 45% of our associates were involved in one or more of our training programs, receiving 19 hours of training per person on average. Here’s a summary of some of our training initiatives: To create a more open, vibrant and productive environment for associates, Food Lion has launched training programs that encourage honest and professional conversations between managers and associates around key issues. In 2006, the first program, Imagine Greatness, focused on personal development. In 2007, the company launched its Great Customer Experiences program. “We want to make each and every associate feel they own the company’s future,” says Erikjan Lantink, Vice President of Organizational Development at Food Lion. “The programs have transformed our culture and created a very positive atmosphere”; Associates receive training in a broad range of subjects, from food safety and product knowledge, to energy conservation techniques. Food safety is our top priority.

At Food Lion for instance, retail store associates are required to complete a computer based training (CBT) course on food safety. Nearly 61,000 retail store associates have passed the CBT food safety training, representing a

97% trained rate. In addition, store managers and fresh department managers are required to complete the accredited ServSafe Food Safety Manager Certification program. This program is a two-day training course and includes an 80 question certification examination. Food Lion currently has more than 5,600 ServSafe food safety certified managers;

Delhaize Belgium runs a particularly innovative product course. Every three years, each of our store associates can attend the company’s Ecole des Métiers (School of Skills).

The courses are often run in conjunction with our suppliers and provide thematic training around our products as well as insights into the production processes. The company also has a Wine Academy that trains selected store associates to be wine experts, with opportunities to graduate from bronze to gold levels;

Our Global Sharing Sessions give our associates the opportunity to globally exchange knowledge and insights about common business issues through an annual series of online presentations and discussions. Launched in 2003, nearly 50 subjects have been covered so far, from global procurement to the “store of the future”;

Our Skill of the Year program is one of the ways we’re improving the knowledge and expertise of our business leaders. Using in-house specialists as teachers, the program focuses on a key skill each year, such as finance (2006), executional excellence (2007) and people development (2008);

30 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Key Performance Indicator

76%

During 2007, we retained 76% of our full-time associates*.

We define retention rate as the percentage of associates who were actively employed by the Company at the start and finish of the year.

*	Excluding Mega Image

Additional Information

19 hours

45% of our associates were involved in training programs during 2007, receiving 19 hours of training per person on average.

For potential future leaders, we have our Oracle program. Each year, the week-long program gives 30 promising young individuals the opportunity to come together, identify and develop their personal leadership strengths, and position themselves for a broader role in the Group, beyond their individual operating companies. Now in its 10th year, nearly 300 associates have been through the program; Among other initiatives, we provide training in stress management, ergonomics and healthy eating, and offer courses and support to reduce weight and quit smoking.

Creating Opportunities to Progress

We’re cultivating an environment that encourages everyone to realize their potential and progress up the career ladder. In 2007, more than 13,000 of our associates, about 10% of our workforce, were promoted.

Training plays a key part in career progression. So too does our non-discriminatory approach to promotion, enabling different ethnic groups and women to fulfill their potential. In Romania, for example, all of Mega Image’s 22 stores are managed by women.

Attractive compensation packages, including store discounts for associates in Belgium and Greece, contribute to our success. These are complemented by standardized performance dialogues ensuring we develop our associates in a fair and positive way.

To encourage management to stay with us for the long run, we offer certain grades of associates three types of long-term incentives: stock options, restricted stock (in the U.S.) and for Vice Presidents and up, “performance cash” bonuses that are based on the three-year cumulative performance of our Group. In addition, we provide several pension plans across the Group.

Nurturing Local Talent

Our companies are involved in a broad spectrum of educational programs for local communities.

Hannaford, for example, sponsors Teacher of the Year programs in four states, as well as the Readin’, Writin’ and Rhymin’ tour. In addition, the company runs an annual Hannaford Helps

Schools campaign that raises funds for school equipment and activities. In 2007, a record $1 million was generated. At Food Lion, associate volunteers spend an hour a week for six weeks teaching children about business, economics and other subjects needed to be work-force ready as part of the national Junior Achievement program. Food Lion also operates a Connecting with Schools program that includes six main elements: Student of the Month, Roaring to Read, Job Shadowing, Honor Roll Breakfast, Store Tours and Smart Start – an initiative designed to ensure young children enter school healthy and ready to succeed.

Associate Relations

Delhaize Group has a long history of working openly and constructively with its associates. This tradition stretches back more than 100 years to our original roots in Europe, where we continue to work fruitfully with our associates through an honest and productive dialogue.

We are committed to positive associate relations where associates are treated fairly and with dignity and respect. In line with the Group’s decentralized strategy, we are committed to complying with local legislation and local customs in working with our associates.

Our Commitments to Enhancing Associate Development:

COMMITMENT

Conduct a worldwide employee engagement survey in 2008; Deploy our Delhaize Group leadership competency model to attract, develop and retain the best leaders in the industry.

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 31

healthier people

Helping the disadvantaged

We are an integral part of thousands of local communities, and like all communities, they often face challenges. We rise to these challenges by donating food and by volunteering and supporting local charities that assist the disadvantaged.

Our U.S. companies are the second biggest retail food donors to

America’s Second Harvest

400

Delhaize Belgium’s annual

Community Week generated over €100,000 for more than 400 local charities in 2007.

Millions Bank on Us to Avoid Hunger

Hunger isn’t confined to developing countries. In the U.S. alone, around 20% of families benefit from food donations at some point. To alleviate this problem, our companies contribute nearly 16,000 tons of products to “food banks” each year – enough to provide around 60 million meals to people in need.

Food banks, such as America’s Second Harvest, distribute donated products to soup kitchens, food pantries, emergency shelters and other charities that provide food to the hungry. Most of the food donated through our companies comes directly from our stores and distribution centers. The rest is generated through yearly campaigns that encourage our customers to buy particular products and donate them at the checkout. We pay for the campaign and delivery of the products to the food banks – a major logistical effort. All food donated is within its shelf life and meets our safety standards.

Food Lion is not only the Group’s biggest contributor to food banks but also the second biggest retail food donor to America’s Second Harvest – the largest charitable domestic hunger-relief organization in the U.S. Each year the company runs a six-week Hunger Has A Cure campaign. In 2007, this included providing ready-made boxes of high-protein foods, meal-stretchers and other items that customers could purchase and donate.

Sweetbay and Hannaford are also partners with America’s Second Harvest. As well as donating food, both companies organize annual food drives (Have a Heart for Hunger and Food for Families) and together raised more than $580,000 in 2007 for food banks by asking customers to buy donation coupons in $2, $5 and $10 denominations.

In Europe, Delhaize Belgium is the biggest contributor to its country’s food bank, donating more than 1,000 tons of food in 2007. Gerassimos Vassilopoulos, the founder of Alfa-Beta, established Greece’s food bank.

New Social Cohesion Fund

We’ve created a new Group Fund to promote greater integration between different generations, cultures and socioeconomic groups within local communities.

The Delhaize Group Fund, which is managed by the King Baudouin Foundation, will provide seed funding for projects that act as a catalyst for cohesion in socially diverse neighborhoods and communities. Our associates will have a voice in the selection of projects.

32 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Key Performance Indicator

$63 m

Delhaize Group and its companies contributed $63 million to charities in 2007 in cash donations, project funding and product donations.

Additional Information

Fundraising Food Lion

(in million $)

2007

2006

2005

5.4

3.2

3.8

Cash raised by Food Lion via stores

and partner actions over the last

three years.

Lion Super Indo raised money to rebuild a destroyed Indonesian school after the 2007 earthquake.

The Fund will initially focus on Belgium and complement larger and long-standing charitable foundations run by Food Lion, Hannaford and Sweetbay in the U.S. Since 2001, the

Food Lion Charitable Foundation has provided grants totaling more than $4.9 million to over 1,500 schools and other local, non-profit organizations.

In total, the Group and its companies donated $7.5 million to charities in 2007. Since 2002, the Group has agreed to contribute at least 0.025% of each operating company’s annual projected revenue to philanthropic causes.

Boost for Local Charities

More than 400 local charities and associations benefited from Delhaize Belgium’s 2007 Community Week – the only campaign of its kind in the country.

For Community Week, the company prints donation vouchers for non-profit organizations to distribute to their members and the general public. Every time someone shows one of these cards at a store’s checkout during Community Week, the company donates 5% of the sales of the groceries to the relevant charity. The charity organization chooses in agreement with its local store when they hold their Community Week. In 2007, the campaign raised over €100,000 for more than 400 different charities and associations.

All our companies in the U.S. have a long-standing tradition of raising funds for local charities at the checkout. Since 1991, Food Lion’s stores have raised more than $16 million for the Easter Seals program for children and adults with disabilities.

Hannaford Helps Schools, in turn, enables shoppers to raise funds for activities and equipment at schools by purchasing particular products. In 2007 the Hannaford Helps Schools program raised a record $1 million, bringing the total amount of money raised in seven years to $4.3 million.

Valued Volunteers

Many of our associates volunteer for community projects.

Since 1992, for example, Food Lion’s associates have helped to build and mulch playgrounds, paint school walkways and do landscaping, among other initiatives, as part of the national United Way Day of Caring. Other associates have provided

“Meals on Wheels” for the elderly and delivered food and gifts to the most needy, among many other activities.

In Belgium, a team from the Group’s headquarters, including our CEO, prepared and distributed food to the homeless at a Brussels railway station.

Rapid Relief

From fires and floods in Greece and Indonesia to hurricanes in Florida, our companies have a long tradition of providing rapid relief to local communities struck by natural disasters and emergencies.

When forest fires swept through parts of Greece in the summer of 2007, leaving many families homeless, Alfa-Beta immediately donated food and opened their stores in the middle of the night to provide water. Moreover, the company doubled its normal financial donations, as a proportion of sales, to help affected communities get back on their feet; A primary school in Indonesia that was destroyed by an earthquake was rebuilt in 2007 thanks to a nationwide fund-raising effort by Lion Super Indo and a local radio station. The company also provided food and financial assistance to associates whose homes were damaged by the quake. More recently, Lion Super Indo’s associates distributed free food to people affected by flooding in Jakarta; In the U.S., one of our Bloom stores swiftly donated pallets of bottled water to a local community in Maryland after it temporarily lost its supply of piped water. Elsewhere, Sweetbay assisted victims of Florida’s perennial hurricanes, and Mega Image supplied food for refugee camps in Romania via the Red Cross.

“Within days of the fires in Greece, many of our associates were in local communities donating free food and water to families affected by this disaster.”

Alexia Macheras, Communication Manager at Alfa-Beta

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 33

healthier p

Focus

Powering ahead with energy conservation

lanet

Reducing greenhouse gas emissions

Wasting less, recycling more

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 35

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planet

Powering ahead with energy conservation

Energy accounts for up to 10% of our stores' and distribution centers' operating costs. Over the last decade, our companies have cut their energy consumption by up to 20% in some cases and capitalized on renewable energy sources. In Belgium, for example, we are now the country's largest user of renewable energy.



Energy accounts for up to 10% of our operating costs.



Keeping a rack oven off for an extra hour a day can save $4,000 a year for each store.

725

725 Food Lion stores have *Energy Star* status, representing more than half of all *Energy Star* grocery stores in the U.S.

Star Performance

ENERGY STAR PARTNER

Food Lion's energy efficiency program saves enough energy to power 4,350 American homes each year. Today, more than 725 of the company's stores have earned an *Energy Star* status – more than half of all the *Energy Stars* awarded to grocery stores in the U.S.

Energy Stars are awarded by the U.S. Environmental Protection Agency (EPA) to buildings that typically use 35% less energy and produce 35% fewer CO_2 emissions than the average.

Since Food Lion joined the *Energy Star* program in 1998, the company has introduced a growing range of initiatives to earn *Energy Stars* for nearly one third of its 1,300 stores. Some of these initiatives have been relatively simple, such as replacing traditional lighting with low-energy alternatives and redirecting waste heat from refrigerators to areas of the company's stores where heat is required. Other projects have involved greater technical sophistication.

Demand-control systems, for example, have been introduced to temporarily cut back energy use during peak demand times, such as hot summer days when air conditioning use throughout a community is highest. Food Lion has also worked closely with equipment manufacturers to design more energy-efficient refrigerators, lighting systems and other equipment.

Equally important, the company has encouraged all of its associates to play a personal role in protecting the planet, through a series of energy conservation campaigns. Supported by stickers, scratch cards and other eye-catching promotional devices, the campaigns focus on small, simple things that everyone can do to save energy, such as closing freezer doors and turning off computers and other appliances when they are not needed. Keeping a rack oven off for an extra hour a day, for example, can save $4,000 a year for each store – or more than $8 million if it is done at all stores.



36 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Additional Information

3,165 GWh

In 2007, our companies* consumed 3,165 GWh of electricity—91% was used in the stores.

*	excluding Mega Image and Lion Super Indo

Key Performance Indicator

538 kWh/m2

In 2007, our stores* consumed on average 538 kWh of electricity per square meter of store surface.

*	excluding Mega Image and Lion Super Indo stores

Additional Information

3,631,000 m3

In 2007, our companies* consumed 3,631,000 m3 of water—86% was used in the stores.

*	excluding Mega Image and Lion Super Indo

Key Performance Indicator

0.61 m3/m2

In 2007, our stores* consumed on average 0.61 m3 of water per square meter of store surface.

*	excluding Mega Image and Lion Super Indo stores

Additional Information

414 GWh

In 2007, our companies* consumed 414 GWh of natural gas—88% was used in the stores.

*	excluding Mega Image and Lion Super Indo

Key Performance Indicator

Hannaford 302 kWh/m2

Food Lion 43 kWh/m2

Delhaize Belgium 195 kWh/m2

The average consumption of natural gas

per square meter of store surface for

three of our companies in 2007.

Due to regional differences in climate and operations, it is not meaningful to consolidate our stores’ gas consumption into a

Group average.

“It’s as if more than one third of our stores use no energy at all.”

Susan Sollenberger, Director of Equipment Purchasing, Maintenance and Energy at Food Lion

COMMITMENT

COMMITMENT

It’s an approach that has clearly paid off. Since 2000, the company has cut its energy consumption by 27%, or 2.4 trillion BTUs, netting enough energy savings to power more than 438 of its stores. “It’s as if more than one third of our stores use no energy at all,” says Susan Sollenberger, Director of Equipment Purchasing, Maintenance and Energy at Food Lion.

Food Lion’s decade-long commitment to energy conservation has not only earned the company a record seven Energy Star Awards, including the 2008 Sustained Excellence Award, but also enabled it to build up a wealth of knowledge to share with other companies in Delhaize Group. By the end of 2008, Food Lion aims to gain Energy Star status for an additional 100 stores.

Hannaford and Sweetbay are also active members of the Energy Star program and, like Food Lion, they are both Energy Star Leaders. Approximately 10% of Hannaford’s stores have Energy Star status, with an average Energy Star score that puts them in the top 10% of U.S. supermarkets. In many cases they have made big savings. Sweetbay, for example, has saved more than 10 million kWh per year by retrofitting low-energy lighting.

Our European companies have also reduced their energy consumption significantly. Mega Image, for example, cut its energy usage by 7.6% in 2007. By 2020, Delhaize Belgium plans to reduce its energy consumption by 35% as part of the European Retail Round Table (ERRT) voluntary energy commitment, to support the energy targets put forward by the European Commission.

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 37

healthier planet

Powering ahead with energy conservation

Reaping the Advantages of Renewables

We’re committed to increasing our use of renewable energy, not just to reduce our carbon footprint but also to safeguard the long-term health of our business – hydrocarbons are finite and becoming increasingly expensive.

Delhaize Belgium now gets all its electricity from a renewable hydro-electric source, making it the country’s biggest user of green energy and the ninth largest user in Europe.

Since January 1, 2007, the company’s stores, distribution centers and central services have been receiving their

IT departments across the Delhaize Group are playing their part in the Company’s green revolution.

electricity from AlpEnergie hydroelectric power stations on the river Rhone, France. The switch to renewable electricity is estimated to have reduced the company’s carbon emissions by 114,000 tons of CO2 for 2007.

We’re harnessing the natural power of the sun across the Group.

In Greece, Alfa-Beta is piloting photovoltaic panels at several stores in Athens and plans to extend its trial to its distribution centers, while Hannaford has installed panels at four of its supermarkets in the U.S., producing 200,000 KW of renewable energy. It’s estimated that every kilowatt of solargenerated power saves up to 300 pounds of CO2 emissions.

Even in Belgium, a country not known for prolific sunshine, we’re tapping into the sun’s energy. We are experimenting with glass shop fronts with built-in photovoltaic cells to generate electricity, as well as solar panels on the roofs to heat sanitary water. The company also expects to save around €30,000 a year from a major solar panel at its new distribution center, due to be operational in 2009. Many of the Group’s stores are also reconfiguring their roofs and shop fronts to let in more natural light.

38 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Green IT

IT departments across Delhaize Group are playing their part in the company’s green revolution. For example, Hannaford’s IT department expects to cut its CO2 footprint by 645 tons in 2008 – equivalent to removing 118 cars from the road – by dramatically reducing its number of servers.

The department intends to reduce its number of servers by 88% from 169 to just 19, saving more than 120,000 kW of operating and cooling power. Food Lion has also made good progress, consolidating over 70 servers down to 6 in 2007 and planning to consolidate more than 250 additional servers in 2008.

“We’ve completed an inventory of where we can make savings and now we’re developing a green IT strategy that will include standardizing what we’re really good at on the environmental front and rolling it out across the Group,” says Doug Freeby, Global IT Initiatives Program Manager. Other elements of the strategy will include continued partnerships with vendors to find ways for Food Lion’s IT department to use less energy and a push to reduce the number of electronic reports that are printed. “We’re evaluating ways to raise awareness of the financial and environmental costs of IT across the Group,” adds Doug Freeby. The Group has also established “Green IT Champions” in the IT departments of its companies in the U.S. and Europe in order to promote green initiatives locally, as well as share knowledge and experience across the Group.

Together, the Champions have identified four priorities for 2008:

Continue to consolidate the number of servers; Launch pilots of client “virtualization” technology – an approach that has a similar effect to server consolidation;

Reduce the amount of energy required to cool the data centers by allowing higher temperatures in the centers;

Verify that the Group’s computer equipment and cables are recycled appropriately.

COMMITMENT

COMMITMENT

Hannaford is exploring the potential of wind power at its distribution center in Schodack, New York – a move that could reduce the center’s energy bill by more than 10%.

A temporary mast has been erected at the site to test whether the local breeze has the strength and frequency to justify building a wind turbine. Results are expected in 2009.

We’re aware that the jury is still out on the broader implications of biofuels, notably their potential impact on the global food chain. Nevertheless, we believe this form of sustainable energy is worth investigating in moderation.

As a result, Hannaford is heating one of its stores, in Camden, Maine, with bioheat (B20) during the winter. The company is also assessing the advantages of biodiesel in two of its trucks and will explore hydrogen-powered forklift trucks in 2008.

Taking the LEED in Green Construction

We’re about to build the world’s first Platinum-certified green supermarket, enabling us to make big energy and recycling savings and to use the store as a “laboratory” for testing other environmental breakthroughs that could be applied across Delhaize Group.

A new Hannaford store, which will be opened in 2009 in Augusta, Maine, will use 40% less energy than the average supermarket in the U.S., thanks to a variety of novel features, including a green roof for added insulation, geothermal heating and cooling systems, and solar panels, among other advances.

Moreover the project’s goal is to recycle 95% of the demolition and construction debris. This is just one of the actions that Hannaford is undertaking on the project towards the goal of reaching Platinum-level certification under the U.S. Green Building Council’s Leadership in Energy and Environmental Design (LEED) rating system. Platinum is the highest LEED rating. (see www.usgbc.org for more info) In addition to selling a wide range of natural and organic products, the 49,000 square-foot store will be used as a forum for learning about green building and piloting new technologies. “We’ll be investigating new ways to reduce energy and water consumption, as well as waste, while improving air quality, storm water management and the use of sustainable materials,” says Megan Hellstedt, Social Responsibility Manager at Hannaford.

1st

In the U.S., we’re aiming to build the world’s first Platinum-certified green supermarket, enabling us to increase energy savings and use the store as “green building laboratory”.

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 39

healthier planet

Reducing greenhouse gas emissions

In addition to conserving energy, our companies have taken steps to cut greenhouse gases and other unwanted emissions. These initiatives have ranged from new transport programs to partnerships such as GreenChill.

Delhaize Belgium reduced the total length of its deliveries of fresh products by 2 million kilometers.

Additional Information

Fleet Miles 156,000,000 km is

the distance covered by

our trucks delivering the

goods from our ware-

houses to our stores and

back.

Fleet 37* liters/ 100 km is

Fuel the fuel consumption of

Efficiency an average truck in our

company.

*excluding Alfa-Beta and Mega Image

Driving Down Fuel Consumption

Smarter delivery schedules and lighter vehicles are some of the ways our companies are reducing their fuel emissions and transport costs.

In 2007, Delhaize Belgium, for example, reduced the total length of its deliveries of fresh products by 2 million kilometers a year – equivalent to driving 50 times round the world – by better route planning.

Alfa-Beta, meanwhile, has built a gas station at its distribution center in Greece to eliminate costly fuelling trips and introduced multi-temperature trucks to cut the number of journeys to each store. Elsewhere in Europe, Mega Image has cut its carbon footprint by outsourcing its truck deliveries and adopting a “full load, no empty air” transport philosophy. We’ve also made considerable progress in the U.S., where transport costs are especially high due to the distance between the stores. Hannaford, for instance, has slashed its consumption of diesel fuel by more than 115,000 gallons a year through a variety of initiatives under the EPA’s SmartWay Transport Partnership. Initiatives have ranged from introducing tandem trailers and switching some deliveries to rail, to training truck drivers about weight distribution and linking their bonuses to fuel-efficiency gains. “It’s made me think differently about how I run my own car,” says Al Ferreira, a truck driver with Hannaford.

The company is also working with manufacturers to create lighter, more aerodynamic fleet vehicles powered by more efficient engines.

Food Lion, in turn, has made big gains with its Empty Miles initiative, a program that reduces the number of miles trailers travel empty between distribution centers. Between 2006 and 2007, the company reduced its proportion of empty miles from 18% to 10%, saving approximately 130,000 empty miles.

40 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

At Delhaize Belgium and the Corporate Headquarters, the company provides financial incentives for people who cycle to work.

We look for new technologies that could reduce the harmful impact refrigerants have on the environment.

COMMITMENT

Cleaner Commuting

Many of our companies are encouraging their associates to commute to work in a greener way.

Food Lion, for example, has joined the Clean Air Works! partnership in the U.S., a program that helps local employees use car pools, public transportation and other “smog-busting” strategies.

At Delhaize Belgium and the Corporate Headquarters, the company pays for 66% of its associates work-related public transportation costs and provides financial incentives for people who cycle to work.

Cooling Off Refrigeration Emissions

Novel technologies are being introduced to reduce refrigerant emissions, which are significant contributors to stratospheric ozone depletion and global climate change.

Ozone-depleting substances are being phased out from use as refrigerants. There is a group-wide drive to switch from ozone depleting chlorofluorocarbons (CFCs) and hydrochlorofluorocarbons (HCFCs) to ozone-friendly hydrofluorocarbons (HFCs).

In the U.S. these efforts recently got a boost from EPA’s new

GreenChill Advanced Refrigeration Partnership, a partnership between the U.S. government and supermarkets, chemical companies and refrigerator manufacturers that promotes refrigeration technologies to reduce both ozone-depleting substances and greenhouse gas emissions.

Food Lion and Hannaford are founding partners of GreenChill, and together with Delhaize Belgium they are exploring a variety of innovative refrigeration system designs and operating practices. For example, they are exploring the use of secondary coolants such as water-glycol and naturally occurring CO2 , reducing the need for conventional refrigerants. Other means of reducing the amount of refrigerant and minimizing leakage, without sacrificing energy efficiency, are also being tested. Combined with other new technologies and practices, these initiatives could significantly reduce the harmful impact refrigerants have on the environment.

Measuring our Carbon Footprint

We intend to report the combined carbon footprint of our operating companies and headquarters in 2009.

We are currently investigating the most appropriate, meaningful and practical way to measure our carbon footprint. Should we just assess how much CO2 our stores, distribution centers and other parts of our business generate? Or should we include our suppliers’ impacts (with the risk of double-counting if they already report their CO2 emissions)? And what about the car-

bon footprint of our associates commuting to and from work? Or of our customers traveling to our stores? We’ll let you know the answers to these and other questions in future reports, including our combined carbon footprint and its evolution. And we’re confident we’ll make substantial cuts.

COMMITMENT

Polar Quest

We’re going to the ends of the earth to understand and address climate change.

Delhaize Group is sponsoring the Princess Elisabeth Antarctic Station, project of the International Polar Foundation. This new research station, commissioned by the Belgian government, strives to obtain a better understanding of the causes and impact of global warming. The Princess Elisabeth will be the first “zero emission” polar station and be entirely run on renewable energy and recycle all waste.

(see www.antarcticstation.org for more information)

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 41

healthier planet

Wasting less, recycling more

We’ve been pioneers in recycling in Europe for more than 30 years. Now, across the Group, we’re increasing our efforts to reduce our waste and costs by introducing a range of initiatives, from biodegradable packaging to reusable shopping bags.

95%

In 2008, 95% of Hannaford’s stores in Massachusetts will compost food.

Alfa-Beta created Europe’s first private can recycling facility in 1974.

Hannaford increased the demand for its reusable bags by more than 10 times in 2007.

Bags of Ideas

From Indonesia to Europe and the U.S., the battle to banish the supermarket plastic bag is gathering pace.

Plastic bags are not only an eyesore and a threat to wildlife when discarded improperly; they also consume large quantities of hydrocarbons. On average 11 barrels of oil are required to produce one ton of plastic bags. To make matters worse, it takes about 1,000 years for a plastic bag to decompose naturally, compared to just one month for a paper bag.

Here’s a round-up of some of our initiatives to make plastic bags history: Delhaize Belgium stopped providing free plastic bags on July 1, 2007. Instead, customers can either buy a reusable “green” sack or purchase disposable, compostable bags made from potato- and maize-flour derivatives.

The switch from plastic to reusable and recyclable alternatives will reduce the company’s use of plastic by around 700 tons a year. In 1994, Delhaize Belgium was the first supermarket in the country to offer reusable shopping bags;

Alfa-Beta has also introduced biodegradable bags in Greece, while both Mega Image in Romania and Lion Super Indo in Indonesia have recently launched reusable bags; Hannaford increased the demand for its reusable bags by more than 10 times, displacing around 18 million plastic bags in 2007, by expanding its range of reusable bags and offering free bags at new store openings. In 1990, Hannaford first offered reusable bags and created a financial rebate on customers’ shopping bills when they bring their own bags; Bloom introduced reusable bags in 2004 and Bottom Dollar Foods stores have offered reusable bags since 2005. Food Lion introduced reusable bags in all its stores in April 2008.

During 2007, the Group’s companies dispensed 2.3 billion non-reusable plastic bags. This equates to 2.68 plastic bags for every customer transaction in our stores, on average.

In 2008, we will continue to apply initiatives that push down our use of non-reusable bags at check-out.

COMMITMENT

42 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Additional Information

45%

During 2007, the Group recycled 45%* of its 341,000 tons* of waste.

* excluding Alfa-Beta and Lion Super Indo.

Additional Information

Number of reusable carrier bags distributed at Delhaize Belgium

2006	2,850,000
2007	6,929,000

Key Performance Indicator

Number of non-reusable carrier bags per store transaction

	Group*	U.S.	Belgium
2006	3.1	3.2	2.9
2007	2.9	3.2	2.4

*excluding Alfa-Beta and Mega Image



Delhaize Belgium offers a number of products in biodegradable packaging.

Packed with Biodegradable Benefits

An award-winning initiative at Delhaize Belgium has made biodegradable packaging an everyday experience for millions of our customers.

Since 2006, the company has been offering a growing number of its fresh, private label products in biodegradable packaging made from potato- and corn-flour derivatives, including nearly all the products served at its delis, as well as various vegetables and meats, such as tomatoes and poultry.

So far, Delhaize Belgium has served over 20 million items in biodegradable packaging, reducing its use of traditional, hydrocarbon plastics by more than 180 tons and earning it the 2007 Bioplastics Award. The packaging is also lighter, cutting transport costs and fuel emissions.

"The challenge is developing a cost-effective way to recycle this type of packaging," says Jonathan Martens, Environmental Expert at Delhaize Belgium. "While the packaging is biodegradable, it will not naturally decompose rapidly: it has to be industrially recycled. Various solutions are being explored."

In 2008, the company will be putting certain fruits in recycled cardboard trays and training its buyers to purchase more environmentally friendly packaging, among other efforts.

Can-Do Approach to Recycling

Since Alfa-Beta created Europe's first private recycling facility for cans as far back as 1974, the company has been expanding its recycling program – and inspiring our other companies to make equally impressive advances.

Alfa-Beta now has recycling facilities at 28 of its stores, enabling customers to recycle seven different materials, from glass and paper to white metals and batteries. Better still, customers gain loyalty points or have the option to make a donation of the cash equivalent to charity when they drop off their waste at one of these facilities. In 2007, the company recycled over 5 million kilos, predominantly paper, plastic and white metals. It is also the only company in Greece to have been awarded the Ministry of the Environment and Works certification.

Further north, Mega Image is the only company in Romania with recycling centers for batteries, while Delhaize Belgium has been a member of *Fost Plus*, Belgium's lead recycling body for household packaging, since the organization started in 1994. Supported by *Fost Plus* activities, Belgium has the highest recycling rate in Europe of over 90%, boosted by numerous initiatives from Delhaize Belgium. Around 70% of the company's wine, for example, is sold in reusable bottles.

Across the Atlantic, Sweetbay and our other companies have extensive recycling programs, including composting waste vegetables and fruits. In 2008, 95% of Hannaford's stores in Massachusetts will compost food waste, bringing the total number of stores composting to more than 40%. The company will also more than double the number of stores offering its smart *Clynk Drop n' Go* recycling facility for bottles and cans to 20 of its stores. With *Clynk Drop n' Go*, customers swipe a card at the recycling point, drop off their bag of cans and bottles, and their card is credited with money that they can use in the stores or donate to charity.

"The challenge is developing a cost-effective way to recycle biodegradable packaging. It will not naturally decompose rapidly."

Jonathan Martens, Environmental Expert at Delhaize Belgium



DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 43

append

CR approach

CR governance

Corporate governance

44 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

ices

BSR review statement

GRI cross-reference table

Glossary

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 45

CR

approach

Strategy

Our approach to CR is based on the belief that we maintain the ability to respond to different local customs and operating environments. This allows our local operating companies the flexibility to establish the appropriate CR priorities and adapt their communication to the local markets and stakeholders. However, we also identify best practices at our operating companies and replicate them across the Group, building a group-wide approach to CR that is consistent with our decentralized organizational model, “Global Strength, Local Expertise”. This has allowed our operating companies to keep a strong local identity to optimally serve their customers while benefiting from the strength of a large international Group and the know how of sister companies. The result of this approach is that we have existing local CR strategies in our operating companies, enhanced at group-level by our three priorities and the lever “Good Citizenship” integrated into our strategic grid. Moving forward, we have installed cross-company working groups around the priority themes to help us refine and strengthen our strategy and goals. In the future, this should result in additional forward-looking commitments.

First Report

For several years, however, we have reported on CR related topics in our Annual Report. A separate report on CR issues at this point responds more thoroughly and directly to the current needs of our stakeholders. For this initial CR report, we have focused on our priorities and also provide an overview of the key CR initiatives of our local activities. Over time, we will develop and further expand the report by a continued assessment of material issues taking all our key stakeholders into account.

We have identified a set of Key Performance Indicators (KPIs) that cover the most material issues for our Company. Where we could not aggregate data, the numbers in the report are given by local operating company. Additional indicators will be further developed and supported by a standardized platform for collecting data.

Process and Priorities

What we now call CR has been integrated in our daily work for decades. In 2004, the Delhaize Group Executive Committee formalized and coordinated our CR initiatives by deciding to focus the Group CR strategy in the future on three priorities where all operating companies strive to become industry leaders: Food Safety and Health Associate Development Energy Conservation This was followed by the decision of the Executive Committee to publish our first CR report in September 2008.

When deciding the content of the report, we took into account priorities for the Group, our stakeholders, and our local and international business positions. The GRI guidelines were used for general reporting principles and guidelines.

46 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

CR governance

At Delhaize Group, we believe that CR is everybody's responsibility, not just an add-on function operating outside of the day-to-day management of the Group. Ultimately, the CR strategy is defined by the Executive Management under guidance of the group's Board of Directors. Over the past few years, we have developed a CR team that works to communicate and report our efforts, coordinating CR strategy at group-level while monitoring that CR considerations are integrated locally throughout our business around the world.

Our Team

The team is led by Michael Waller, Executive Vice President General Counsel and General Secretary Delhaize Group. Mr. Waller represents CR at the Executive Committee and oversees the CR team.

Baudouin van der Straten Waillet, Vice President Public Affairs and Chief Assistant to the CEO has the daily lead on Corporate Responsibility strategic work, while Guy Elewaut, Senior Vice President Strategy and External Communication is in charge of communication including the CR Report. Roeline Ham, the Group CR Manager, manages CR at the operational level and coordinates the CR strategy implementation and reporting.

Organizational Structure

This group-level CR team is supported by a CR Steering Committee, composed of at least one senior representative from each operating company appointed by the Executive Committee. The Steering Committee acts as Delhaize Group's Executive Committee's advisory board on CR matters.
The Committee also provides support and is accountable for the local implementation of group-level CR guidelines. The operating companies have the flexibility to complement Group CR strategic guidelines. Steering Committee members keep the Executive Committee and CR team informed on local CR development.

CR governance at Delhaize Group

Executive Sponsor: Michael Waller	DELHAIZE GROUP	Executive Vice President General Counsel & General Secretary
Baudouin van der Straten	DELHAIZE GROUP	Vice President Public Affairs & Chief Assistant to the CEO
Guy Elewaut[1]	DELHAIZE GROUP	Vice President of Investor Relations & Corporate Communications
Mike Haaf		Senior Vice President Marketing, Sales & Business Strategy
Linn Evans		Senior Vice President General Counsel
	DELHAIZE GROUP	Vice President Legal Affairs
Teross Young		Vice President Government Relations
Mark Doiron[4]		Senior Vice President of Merchandising & Distribution
Art Aleshire		Senior Vice President Corporate Development
Catherine Alexandre[2]		Senior Vice President Marketing & Communication
Denis Knoops[3]		Senior Vice President Business & Concept Development & New Business Opportunities
John Kyritsis[5]		General Manager
Wim Maris[6]		Commercial Director
Vassilis Stavrou		Director Human Resources

1. As of June 1, 2008: Senior Vice President Strategy and External Communication
2. As of July 1, 2008: Vice President Internal Communications Delhaize Group
3. As of July 1, 2008: takes over the role as Steering Committee member for Delhaize Belgium from Catherine Alexandre
4. As of May 1, 2008: Executive Vice President
5. As of September 1, 2008: President of Lion Super Indo
6. As of September 1, 2008: takes over the role as Steering Committee member for Mega Image from John Kyritsis

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 47

Our

corporate governance

Excellence in Corporate Governance and superior performance go hand in hand. Delhaize Group adopted a Corporate Governance Charter describing the Corporate Governance framework in which it operates. Delhaize Group upholds high standards in Corporate Governance and continues to monitor best practices as they evolve. Below are a few examples in this matter: 11 of 12 members of its Board of Directors are considered to be independent according to the Belgian Company Code, the Belgian Corporate Governance Code and the New York Stock Exchange Rules; Comprehensive nomination procedures and qualification criteria are used for Director candidates; The Board is composed of members with a wide variety of experiences and expertise; The functions of Chairman of the Board of Directors and Chief Executive Officer are separated; The Board and the Committees of the Board regularly assess their performance; A large part of the compensation of the executive managers is variable and linked to the Company’s performance, with well over half of the total compensation tied to performance assigned to CEO Pierre-Olivier Beckers; Shareholders are given the opportunity to vote on the stock option plans under which options are granted to the members of the Executive Committee;

Since 2004, Delhaize Group has applied an extensive Code of Business Conduct and Ethics to all its associates; Delhaize Group has a process through which associates can report questionable accounting, internal accounting controls or auditing matters anonymously, without fear of retaliation; Delhaize Group adopted a policy governing securities trading with strict trading restrictions that apply to persons having access to material non-public information; Delhaize Group is strongly committed to pro-active and transparent communication with its shareholders, as shown by the regular external recognition the Group has been receiving for its investor relations program.

For more information about Corporate Governance at Delhaize Group, please consult its Corporate Governance Charter and the Corporate Governance Chapter in its last Annual Report (www.delhaizegroup.com).

48 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

BSR

review statement

Delhaize Group has asked Business for Social Responsibility (BSR) to review its 2007 Corporate Responsibility (CR) report. It is important to note that BSR has provided advice to Delhaize Group throughout the creation of this report. Delhaize Group has been a BSR member company since 2007. In this review, we provide our assessment of Delhaize Group’s first CR report. Our review neither verifies nor expresses an opinion on the materiality, accuracy or completeness of the information provided in this report. We applaud Delhaize Group for having taken the important step of issuing its first ever CR report, increasing transparency and allowing its stakeholders to better assess the company’s social and environmental performance. Over the last year, Delhaize Group went through a comprehensive process to identify key performance indicators and other important CR metrics. thus, the report provides readers with a large set of data on the company’s current and past performance in the most critical social and environmental areas.

We believe that the future commitments and targets in the report gives readers a good sense of which steps Delhaize Group intends to take in the next few years on its way to a global CR strategy and management system. We found the report to be well written and easy to understand, even for an audience not already familiar with the company or the food retail industry.

In the Group’s next CR report, we would like to see a more balanced approach to discussing the company’s overall CR performance. While a good number of key performance metrics are presented, the report should discuss in more detail areas of weakness and opportunities for improvement. While many of the programs at Delhaize Group’s operating companies have contributed to improved performance in many areas, Delhaize Group’s next report should provide more overall context on the challenges it faces in improving its social and environmental performance.

In next year’s report, we look forward to seeing Delhaize Group report on the progress made on developing a global CR strategy. We were pleased to see future commitments for improvements in CR management and performance in the report and we expect to see Delhaize Group deliver on these commitments in the coming years.

Faris Natour

Director, Advisory Services Business for Social Responsibility June 9, 2008

Business for Social Responsibility

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 49

GRI cross-reference

This index is based on the Global Reporting Initiative (GRI) Standard Disclosures and Reporting Principles, version 3 (G3). Full indicator headings and further information on compliance and disclosure can be found at www.globalreporting.org.

Profile

	GRI Reference	Disclosure	Page
Vision and Strategy			
1.1	Chairman and CEO's statement	full	4-5
1.2	Key impacts, risks, and opportunities	full	4-5, 46
Organizational Profile			
2.1	Name of the organization	full	2-3
2.2	Primary brands	full	2-3
2.3	Operational structure	full	2-3
2.4	Location of headquarters	full	2, IBC
2.5	Countries of operation	full	3
2.6	Nature of ownership and legal form	full	2
2.7	Markets served	full	2-3
2.8	Scale of the organization	full	2-3, AR
2.9	Significant changes in operation	n/a	
2.10	Awards received	full	4-5, 6-7, 24-25, 28, 43
Report Parameters			
3.1	Reporting period	full	IFC
3.2	Date of most recent previous report	n/a	
3.3	Reporting cycle	full	IFC
3.4	Feedback	full	IFC
3.5	Defining content	partial	IFC
3.6	Boundary of the report	full	IFC, 46
3.7	Limitations on report scope	full	IFC, 46
3.8	Subsidiaries	full	IFC
3.9	Data measurement techniques	partial	46
3.10	Restatements	n/a	
3.11	Significant changes in scope and methods	n/a	
3.12	GRI content index	full	50-51
3.13	Assurance statement	full	IFC, 49
Governance, Commitments and Engagements			
4.1	Governance structure	full	47-48
4.2	Chair/executive officer status	full	47-48
4.3	Board structure	full	48, AR
4.4	Board: mechanisms for feedback	full	48, AR
4.5	Remuneration linkage	full	48, AR
4.6	Conflicts of interest	full	AR
4.7	Board: qualifications and expertise	full	AR
4.8	Code of ethics	full	48, AR
4.9	Board: oversight of performance	partial	47, AR
4.10	Board: evaluating own performance	full	AR
Commitments to External Initiatives			
4.11	Precautionary principles	none	
4.12	External charters or initiatives endorsed	none	
4.13	Memberships in industry associations	partial	17, 19, 21, 21, 36, 39, 41
Stakeholder Engagement			
4.14-4.17		none	

50 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

table

Management Approach & Performance Indicators

	GRI Reference	Disclosure	Page
Economic performance			
EC1	Economic profile	full	2-3, AR
EC6	Local suppliers: practices and spending	full	20-21
Management approach, EC2-EC5, EC7 –EC8		none	
Environmental performance			
EN3, EN5, EN6	Energy usage	full	36-39
EN8	Water consumption	full	37
EN18	Reduction of greenhouse gas emissions	full	40-41
EN22	Waste	full	43
EN26	Environmental impacts of products and services	partial	20-21
EN29	Environmental impacts of transporting products	full	40-41
EN1-EN2, EN4, EN7		n/a	
Management approach, EN9-EN17, EN19-EN21, EN23-EN25, EN27, EN28, EN30		none	
Labor practices and Decent Work Performance			
LA1	Employment data	full	28-31, AR
LA2	Employee turnover	full	31
LA3	Benefits	partial	31
LA8	Prevention regarding serious diseases	full	24-27
LA10	Average hours of training per associate	full	31
LA11	Skills management and lifelong learning	partial	30-31
LA12	Performance and career development reviews	partial	31
LA13	Workforce diversity	full	28-29, AR
Management approach, LA4-LA7, LA9, LA12, LA14		none	
Human Rights Performance			
Management approach, HR1-HR9		none	
Society Performance			
Management approach, SO1-SO9		none	
Product Responsibility Performance			
PR1	Customer product safety assessments	full	18-19
PR2	Non-compliance	partial	19
PR3	Product information requirements	full	12-13, 18-19
Management approach, PR4-9		none	

AR Annual Report
IFC Inside Front Cover
IBC Inside Back Cover
n/a not applicable

DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT / 51

glossary

Carbon Footprint – A measurement of the amount of greenhouse gases produced, measured in units of carbon, for a given activity or process. Companies are increasingly measuring the carbon footprint of their operations and of particular products. Celiac Disease – An auto-immune disorder of the small intestine that occurs in genetically predisposed people. Symptoms include chronic diarrhea, failure to thrive (in children), and fatigue. Celiac disease is caused by a reaction to a gluten protein found in wheat (but also in other cultivars as barley and rye), leading to an inflammatory reaction in the bowel tissue and interference with nutrient absorption. The only effective treatment is a lifelong gluten-free diet.

CFC – Chlorofluorocarbons are chemical products containing chlorine, fluorine and carbon, but no hydrogen. They were formerly used widely in industry, for example as refrigerants and cleaning solvents. Their use has been regularly prohibited because of effects on the ozone layer. They are also powerful greenhouse gases.

HCFC – Hydrochlorofluorocarbons are chemical products containing chlorine and fluoride as well as hydrogen, which makes them less stable and thus less harmful to the ozone layer than CFCs.

HFC – Hydrofluorocarbons are products containing fluoride and hydrogen, but no chlorine or bromide, and thus not harmful to the ozone layer.

Cold Chain – A temperature-controlled supply chain. An unbroken cold chain is an uninterrupted series of storage and distribution activities which maintain a given temperature range. Compostable Packaging – Packaging that under proper conditions can be degraded to the point living organisms can metabolize them.

Commodities – Goods which are supplied without a significant qualitative differentiation across different markets. For many commodities there are global prices, and these can fluctuate daily based on supply and demand. Examples of food commodities include basic products such as sugar, coffee beans, soybeans, rice and wheat.

CR – Corporate Responsibility is the achievement of commercial success while meeting and exceeding the ethical and legal expectations that society has for business in terms of its impact on the environment, civil society, and the social fabric of communities. Business does this through the integration of economic, environmental and social objectives into its decision making processes.

Energy Star – Energy Star is a joint program of the U.S. Environmental Protection Agency (EPA) and the U.S. Department of Energy that identifies, promotes, and provides a label for energy efficient products and practices.

Fair Trade – Trading partnership based on dialogue, transparency and respect, aimed at fostering increased fairness in international trade. Fair Trade contributes to sustainable development by offering optimal trade conditions to disadvantaged producers (essentially in the countries of the southern hemisphere) .e.g. by paying a fair price for the goods they produce and by protecting their rights. (Definition by the FLO, Fair Trade Labeling organization)

Greenhouse Gases – Gases that when accumulated in the atmosphere in sufficient quantity can have an effect on the earth’s temperature regulating processes. Industrially produced greenhouse gases add to the natural greenhouse gases in the atmosphere. Carbon dioxide is the most important greenhouse gas.

GRI – The Global Reporting Initiative is a multi-stakeholder network that pioneered the development of a widely used sustainability reporting framework (Sustainability Reporting Guidelines) that sets out the principles and indicators that organizations can use to measure and report their economic, environmental, and social performance. As such, it provides stakeholders with a universally-applicable and comparable framework that helps understand company CR reports.

ISO 9001 Certification – ISO 9000 is a family of standards maintained by the International Organization for Standardization that represents an international consensus on good quality management practices. ISO 9001 is the standard in this series that provides a set of standardized requirements for a quality management system and is the only standard in the family against which organizations can be certified.

LEED – The Leadership in Energy and Environmental Design rating system is a third-party certification program for the design, construction and operation of high performance green buildings. It encourages and accelerates the adoption of sustainable green building and development practices through the creation and implementation of universally understood and accepted tools and performance criteria. (www.usgbc.org)

Marine Stewardship Council – The MSC is a global, non-profit organization whose role is to recognize, via a certification program, well-managed fisheries and to harness consumer preference for seafood products bearing the MSC label of approval.

Materiality – The process of identifying a company’s most significant economic, environmental, and social impacts by ranking them in accordance with criteria both external and internal to the company. Information and indicators in a CR report should cover a company’s most material impacts.

Natural Foods – Foods that are minimally processed. Natural foods do not include ingredients such as refined sugars, refined flours, milled grains, hydrogenated oils, sweeteners, food colors, or flavorings.

Organic Farming – Farming methods that are intended to reduce the impact of agricultural production on the natural environment by forgoing the use of pesticides, herbicides, and antibiotics and employing practices that enhance biological cycles and soil biological activity.

Ozone Depleting Substances – Substances that weaken the ozone layer (making it thinner and causing a “hole” at the polar regions) that protects the planet from harmful UV sunlight. Ozone particles are destroyed by the halogen atoms chlorine and bromine. These atoms come from ozone depleting substances, emitted from the earth and broken down higher up in the stratosphere. CFCs are the most harmful ozone depleting substances.

Private Label Product – Refers to a product that is labeled with the retailers’ name or with a brand name created exclusively by the retailer, but is manufactured or provided by supplier companies.

Renewable Energy – The production of energy based on the use of resources that are regularly renewed through natural processes; these resources include solar, wind, biomass, hydrogen, geothermal, ocean, and hydropower.

Saturated Fats – Most often of animal origin, saturated fats are characterized by fatty acid chains that cannot incorporate additional hydrogen atoms (in “unsaturated” fats hydrogen can still bind to the molecule). An excess of these fats in the diet is thought to raise the cholesterol level in the bloodstream. Stakeholders – Stakeholders are organizations or individuals that either affect or are affected by a company’s activities and delivery of products and/or services. As such, stakeholders are positioned to impact (both positively and negatively) a company’s ability to implement its strategies and achieve its objectives. Stakeholders include associates, customers, investors, government entities, media, NGOs (Non Governmental Organizations), suppliers, shareholders, and unions.

Sustainable Agriculture – An integrated system of agricultural production that protects and conserves the environment, provides a fair economic return to farmers, and contributes to the prosperity, social cohesion, and quality of life of local communities.

Sustainable Development – Sustainable development is that which “meets the needs of the present without compromising the ability of future generations to meet their own needs.”—(Definition by the Brundtveld Report, “Our Common Future”, 1987, 43) Trans Fats – A type of unsaturated fat with hydrogen atoms across from each other (in trans position). Trans fats are mainly created through an industrial process called ‘hardening’: liquid oils are altered to more solid fats by adding hydrogen atoms, making them more stable and extending their shelf-life. The consumption of trans fats increases the risk of coronary heart disease by raising levels of cholesterol in the bloodstream.

52 / DELHAIZE GROUP / 2007 CORPORATE RESPONSIBILITY REPORT

Company Information

Registered Office

Delhaize Group SA Rue Osseghem 531080 Brussels—Belgium

Tel: +32 2 412 21 11—Fax: +32 2 412 21 94

Company Support Office

Delhaize Group Square Marie Curie 40 1070 Brussels—Belgium

Tel: +32 2 412 22 11—Fax: +32 2 412 22 22

www.delhaizegroup.com

Credits

Concept: www.thecrewcommunication.com Copywriting: Keith Conlon Design & Production: www.concerto.be Photos: Dimitri Lowette, Patrick Schneider Photography, Philippe Buissin, International Polar Foundation: Photo René Robert

Pictures of people in this report are all Delhaize Group associates—except for the girl with bottles on the cover and the ladies in the tea field on page 21.

Printed in Belgium by Dereume Printing

About the Paper Used in this Report

To reduce the environmental impact, this report was printed on FSC certified paper, proof of sustainable forest management. We strongly encourage the consultation of this report via our corporate website www.delhaizegroup.com.

Caution Concerning Forward-Looking Statements

All statements that are included or incorporated by reference in this Corporate Responsibility report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding programs to achieve goals for key performance indicators; meeting goals for key performance indicators; the expected benefits of achieving goals for key performance indicators; consumer demand for particular types of products or practices; future capital expenditures; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; expected competition; and business strategy, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “project”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in this report and in the Annual Report in the chapter entitled “Risk Factors” on page 56 and under Section B of Item 3 of Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the U.S. Securities And Exchange Commission on June 27, 2008. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.

CR Contact

If you have any feedback or questions on this report, please contact us at corporate-responsibility@delhaizegroup.com

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